Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

May 17, 2023

Re:	Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
CornerCap Fundametrics Large-Cap ETF S000069264 (the “Fund”)
Dear Ms. Rowland:
This correspondence is being filed in response to follow-up comments provided on May 9, 2023, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 262 to its registration statement on Form N-1A. PEA No. 262 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on January 30, 2023, for the purpose of adding the composite performance of other accounts managed by the investment adviser to the Fund.
Subsequently, PEA No. 280 to the Trust’s Registration Statement on Form N-1A was filed pursuant to rule 485(b) under the 1933 Act and became effective on May 8, 2023.
For your convenience, Staff comments have been reproduced in bold typeface followed by the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the PEA.
Comment 1. Regarding the one employee account included in the Composite for which the advisory fee was waived, please confirm whether the Composite performance numbers would materially change if the advisory fee had not been waived for that account.
Response: The Adviser confirms that the Composite performance numbers would not materially change if the advisory fee had not been waived for the one employee account.
Comment 2. Please confirm supplementally that if accounts with less than $100,000 had substantially similar investment objectives, policies and strategies as the Fund and been included in the Composite, such accounts would not have a material effect on the Composite performance or cause the performance presentation to be misleading.

Response: The Adviser respectfully declines to provide such confirmation. The Adviser does not manage any accounts with less than $100,000 with substantially similar investment objectives, policies and strategies as the Fund, and, therefore, the Adviser does not have the necessary performance information for such accounts to provide the confirmation requested.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios